

October 1, 2010

Deyu Agriculture Corp.
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

> **Re: Deyu Agriculture Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 16, 2010**
> **File No. 333-167527**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Determination of Offering Price, page 14

1.   We note your response and revised disclosure in respect of comment 3 in our letter dated August 25, 2010. Please reconcile your statement that shares of your series A preferred stock, your series A warrants and your placement agent warrants "are being registered in this Registration Statement" with your disclosure elsewhere that shares of your common stock are being registered upon the conversion of such preferred stock and warrants, including your statement in this section that the "only securities that we have agreed to register are the shares underlying the Series A Preferred Stock, Series A Warrants and Placement Agent Warrants."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.   We note your response and revised disclosure in respect of comment 5 in our letter dated August 25, 2010 and reissue the comment in part. In particular, we note that your disclosure on page F-6 indicates that all of the City Zone Shareholders placed their shares in escrow.

3.   We note that your disclosure under "—Results of Operations for the Year Ended December 31, 2009 as compared to the Year Ended December 31, 2008" presents information (*e.g.*, sales volumes, customers) by division, namely your grains division and corn division. Please revise your disclosure under your results of operations sections relating to the three- and six-month periods ended June 30, 2009 and 2010 to provide disclosure that mirrors your results of operations section relating to the years ended December 31, 2008 and 2009. Please also provide the basis for not providing disclosure with respect to your brand division, of which Li Ren is a vice president.

Directors, Executive Officers, Promoters and Control Persons, page 63

4.   Please provide the basis for not including disclosure with respect to Weizhong Cai, your Chief Scientist, here or in your executive compensation and principal shareholders section. In this regard, we note your disclosure contained in your Form 8-K filed on August 23, 2010.

Certain Relationships and Related Transactions, page 68

Director Independence and Board Committees, page 69

5.   We note your disclosure that your non-management directors are "independent" as defined by the listing standards of NASDAQ and that each such director is also a member of your audit committee. We also note that your audit committee charter states that each member "shall meet the independence requirements…set out by the applicable listing standards of the securities exchange, securities association, SRO or stock market on which the Company's securities are quoted or listed for trading…." We further note that your shares of common stock on quoted on the OTCBB. Please reconcile these apparent inconsistencies.

Consolidated Financial Statements for the years ended December 31, 2009 and 2008, page F-21

Notes to Consolidated Financial Statements, page F-26

Note 2. Summary of Significant Accounting Policies, page F-28

6.   We note your response to prior comment number 15 from our letter dated August 25, 2010. Please note that, for purposes of the financial statements included in your Form S-1, you are considered a public entity and are required to provide all the disclosure that results from that status. See ASC paragraph 280-10-20.

Based on the sample disclosure provided in your response for the year ended December 31, 2009, it appears that you have concluded that you have two reportable segments. If this is the case, revise your financial statements to include segment disclosure meeting the requirements of ASC paragraphs 280-10-50-20 through 280-10-50-42 for the periods included in your S-1. If that is not the case, explain to us why you believe your current presentation is appropriate. Your explanation should address each of the items raised in our prior comment number 15.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc Eric M. Stein, Esq.
  Anslow & Jaclin, LLP
  (732) 577-1188 (fax)